EX 99.28(h)(11)

Amendment to Amended and Restated Administration Agreement
Between Curian Series Trust And Curian Capital, LLC

This Amendment is made by and between Curian Capital, LLC, a Michigan limited liability company (the “Administrator”), and Curian Series Trust, a Massachusetts business trust (the “Trust”).

Whereas, the Administrator and the Trust entered into an Amended and Restated Administration Agreement effective March 1, 2012 (the “Agreement”), whereby the Administrator agreed to provide certain administrative services to several separate series of shares of the Trust (each a “Fund”).

Whereas, Section 16, “Amendment or Assignment of Agreement,” provides that an amendment to the Agreement shall be in writing signed by the parties to the Agreement and effective if the amendment has been approved by resolutions of the Trustees, including a majority of the ‘Disinterested Trustees.’

Whereas, the parties have agreed to amend Section 15, “Term of Agreement,” in order to clarify the annual approval date of the Agreement.

Now Therefore, the parties hereby agree to amend the Agreement as follows:

Section 15, “Term of Agreement,” is deleted and replaced in its entirety with the following:

15.  Term of Agreement

The term of this Agreement shall begin on the date first above written with respect to each Fund listed in Schedule A on the date hereof and, unless sooner terminated as hereinafter provided, this Agreement shall remain in effect two years from the date thereof.  With respect to each Fund added by execution of an Addendum to Schedule A, the term of this Agreement shall begin on the date of such execution.  Thereafter, in each case this Agreement shall continue in effect with respect to each Fund from year to year through December 31st, subject to the termination provisions and all other terms and conditions hereof; provided, such continuance with respect to a Fund is approved at least annually by vote or written consent of the Trustees, including a majority of the Trustees who are not interested persons of either party hereto (“Disinterested Trustees”); and provided further, that neither party has terminated the Agreement in accordance with Section 17.  The Administrator shall furnish any Fund, promptly upon its request, such information as may reasonably be necessary to evaluate the terms of this Agreement or any extension, renewal or amendment thereof.  Sections 11, 12 and 13 herein shall survive the termination of this Agreement.

In Witness Whereof, the Administrator and the Trust have caused this Amendment to be executed as of this 14th day of December, 2012.  This Amendment may be executed in two or more counterparts, which together shall constitute one document.  Capitalized terms used herein and not otherwise defined will have the meaning set forth in the Agreement.

Attest:	Curian Capital, LLC

/s/ Bonnie M. Howe	By:	/s/ Michael A. Bell
Bonnie M. Howe	Name:	Michael A. Bell
	Title:	President and CEO

Attest:	Curian Series Trust

/s/ Emily J. Eibergen	By:	/s/ Diana R. Gonzalez
Emily J. Eibergen	Name:	Diana R. Gonzalez
	Title:	Assistant Vice President

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